OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 1-3834
CUSIP NUMBER 211615 30 7

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	April 1, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Continental Materials Corporation
Full Name of Registrant

Former Name if Applicable

200 South Wacker Drive, Suite 4000
Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60606
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Continental Materials Corporation (the “Company”) will not be able to file its Quarterly Report on Form 10-Q for the fiscal quarterly period ended April 1, 2006 by May 16, 2006. As previously disclosed, the Company has not yet filed its Form 10-K for the fiscal year ended December 31, 2005 (the “2005 Form 10-K”), and, in turn, will not be able to file its Form 10-Q for the quarterly period ended April 1, 2006. The Company has not filed its 2005 Form 10-K because shortly prior to its planned filing date, the Company’s auditor informed the Company that it was the auditor’s opinion that the Company may need to report certain product lines as separate segments. The Company anticipates that the ultimate resolution of the financial reporting segment matter will have no effect on either of its results of operations or net income for the fiscal year ended December 31, 2005 as reported publicly in its March 31, 2006 press release or for the 2006 fiscal first quarter ended April 1, 2006 as reported publicly in its April 16, 2006 press release. The Company is working with its auditors and other advisors to resolve the business segment matter and expects to file the 2005 Form 10-K prior to June 16, 2006. The Form 10-Q for the fiscal quarterly period ended April 1, 2006 will be filed as soon as practicable thereafter.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Joseph J. Sum	(312)	541-7200
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No
	Form 10-K for the fiscal year ended December 31, 2006
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The unaudited results of operations for the fiscal 2006 first quarter were announced in the Company’s press release dated May 16, 2006 and its Report on Form 8-K dated May 16, 2006, which included a copy of the press release as an exhibit. For the fiscal 2006 first quarter, the Company reported a net loss of $301,000, or 19 cents per diluted share, as compared to the fiscal 2005 first quarter’s net loss of $288,000, or 17 cents per diluted share.  Sales improved $3,927,000 to $33,684,000 primarily due to higher ready mix concrete volume as well as higher prices instituted principally in response to increased cement and delivery costs. The operating loss for the 2006 quarter increased to $420,000 from $338,000 primarily due to the addition of sales personnel for the fan coil line offsetting the improved concrete results.

Continental Materials Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2006	By	/s/ Joseph J. Sum
Name: Joseph J. Sum
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).